 Exhibit 99.1

Court Provides Final Approval of Settlement with Direct Purchaser Class in the Multidistrict Antitrust Litigation; Final Court Approval Concludes the Antitrust Multidistrict Litigation

Richmond, VA, February 29, 2024 - Indivior PLC (LSE: INDV; Nasdaq: INDV), a leading addiction treatment company, today announced that its subsidiary, Indivior Inc., has received final Court approval for its settlement with the Direct Purchaser class, concluding the anti-trust multi-district litigation ("MDL") matter.

On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining Direct Purchaser class for $385m. On February 27, 2024, the United States District Court for the Eastern District of Pennsylvania entered an order granting final judgement and order of dismissal approving the Direct Purchaser class settlement and dismissing the Direct Purchaser class claims. This ruling concludes the Antitrust MDL.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Media Contacts:
US Media:
Cassie France-Kelly
Vice President, Communications
Indivior PLC
Tel: 804-724-0327

UK Media:
Teneo
Tel: +44 207-353-4200

Investors and Analysts:
Jason Thompson
Vice President, Investor Relations
Indivior PLC
Tel: 804-402-7123

Tim Owens
Director, Investor Relations
Indivior PLC
Tel: 804-263-3978

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